eBay Inc. 2025 Hamilton Avenue San Jose, CA 95125

 December 13, 2018

VIA EDGAR
Ms. Jennifer Thompson
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     eBay Inc.
Form 10-Q for the quarter ended June 30, 2018
Filed July 19, 2018
File No. 001-37713

Dear Ms. Thompson:

Thank you for your letter dated November 27, 2018 addressed to eBay Inc. (“eBay,” the “Company” or “we”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2018.

To facilitate the Staff’s review, we have keyed our responses to the headings and the numbered comments used in the Staff’s comment letter, which are reproduced in italics below and followed in each case by the Company’s response.

Form 10-Q for the quarter ended June 30, 2018

Notes to Condensed Consolidated Financial Statements

Note 1 - The Company and Summary of Significant Accounting Policies

Revenue Recognition, page 7

1.
We note your response to comment 3 regarding revenue generated from your Marketplace platform. Please quantify for us the amount of revenue you recognized from basic and advanced listing services for each of the three years ended December 31, 2017 and the nine months ended September 30, 2018, and tell us whether such amounts are considered significant to your financial statements, individually or in the aggregate, for each period presented. In addition, please revise your disclosure in future filings to clarify that revenue from your basic and advanced listing services is not material, if appropriate.

Below is a summary of eBay’s revenue from basic and advanced listing services for each of the three years ended December 31, 2017 and the nine months ended September 30, 2018. Also included below is the amount of such revenues as a percentage of eBay’s transaction revenue and total revenue for those periods.

Revenue by period (in millions, except percentages)

	Revenue from listing services	Transaction revenue	Total revenue
2015	$546	$6,828	$8,590
		8.0%	6.4%
2016	$523	$7,362	$9,297
		7.1%	5.6%
2017	$587	$7,817	$9,924
		7.5%	5.9%
2018 (9-mos ended September 30, 2018)	$505	$6,187	$7,867
		8.2%	6.4%

The Company acknowledges that revenue from basic and advanced listing services is meaningful revenue to eBay. However, we respectfully advise the Staff that, when considered as a percentage of transaction revenue and total revenue, revenue from listing services is not material, individually or in the aggregate, to an evaluation of the Company's consolidated financial results. Due to the relative insignificance of the aggregate amounts and the relatively short duration over which the listing services are provided, the effect of adopting ASC 606 had an immaterial impact on our financial statements.  As disclosed in Note 1 of the Company’s most recent Form 10-K, the impact of adoption was an additional deferral of revenue from listing services of approximately $20 million and $19 million for fiscal years 2017 and 2016, respectively.

2.
We note your response to comment 4. Please revise your disclosure in future filings to clarify that your most significant revenue share arrangements are with shipping service providers and that you have determined you are acting as an agent in these arrangements. Also clarify when the performance obligations are satisfied, and revenue is recognized. Refer to ASC 606-10-50-12.

The Company respectfully acknowledges the Staff’s comment. In the future, the Company will enhance its disclosures as appropriate to include that its most significant revenue share arrangements are with shipping service providers where it has determined that it is acting as the agent in these arrangements. We will also disclose information regarding when the performance obligation related to these agreements are satisfied, and revenue is recognized.

*        *        *

In the instance indicated above, we believe that revisions in response to the Staff’s comments will enhance our disclosure. However, we believe that the filings in question substantially comply with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder and generally accepted accounting principles. Accordingly, we respectfully request that the Staff permit any additional or revised disclosure to be made in our future filings, as specifically indicated above.

We are available to discuss any of our responses at your convenience. Please do not hesitate to contact the undersigned at (408-376-3214). In addition, you are welcome to contact Eric Haueter of Sidley Austin LLP at (415-772-1231).

eBay Inc.
Principal Accounting Officer:

By:	/s/ Brian J. Doerger
Name:	Brian J. Doerger
Title:	Vice President, Chief Accounting Officer

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